Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Lifting of Encumbrances and Production Profile

Vancouver, BC – May 27, 2014: Further to its news release of May 12, 2014, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that it has executed the early payout of the existing gold and silver prepayment agreements, as well as the convertible loan previously negotiated with Deutsche Bank AG and, consequently, has obtained the full release of all existing encumbrances on the Company’s assets. In addition the Company has also reduced a significant portion of its short-term liabilities and re-affirms its commitment to a policy of balance sheet strengthening by further pursuing opportunities for the reduction of other current liabilities.

In Panama, Petaquilla plans to ramp up gold production through plant and leaching operations at its Molejon gold mine to 4,000 ounce per month with an expected cash cost of $850 per Au oz. and to be cash flow positive in the second quarter of FY 2015. The Company has sufficient reserves at its Molejon gold deposit to continue production at that rate for a further five years. In addition, 152,000 gold ounces slated for leaching are presently stockpiled at Molejon. A plan to reduce G&A costs and to align general compensation with the Company’s new goals will be implemented immediately, with further cost-cutting measures to be introduced at the beginning of the new fiscal year.

Concurrently, Petaquilla is strategically positioning itself for growth and production in the Iberian Peninsula, focusing in the near-term on mineral resource expansion and the development of its Iberian properties. The Company is targeting production in both Spain and Portugal in the early part of next year and increasing and sustaining growth thereafter.

About Petaquilla Minerals Ltd. - Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. - Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects", "plans", "estimates" or "intends" or stating that certain actions, events or results "may", "could", "would", "might", "will" or "are projected to" be taken or achieved) are not statements of historical fact, but are forward-looking statements. Forward-looking statements relate to, among other things, the estimation of mineral resources and the realization of mineral resource estimates; all aspects of the development and future operation and production of the

Molejon gold mine and the development of other deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, political change, protests by native or environmental groups, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and other deposits being consistent with the Company's current expectations; prices for gold and silver and costs of labour and supplies being consistent with expectations; and the accuracy of the Company's current mineral reserve and mineral resource estimates. A variety of inherent risks, uncertainties and other factors, many of which are beyond the Company's control and may be known or unknown, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company's ability to obtain and maintain all necessary regulatory approvals and licenses; the Company's ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company's ability to develop its deposits; the Company's ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company's ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company's interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide. Forward-looking statements speak only as at the date of this document. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:
Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.